Exhibit 99.1

18 May 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech Pharma PLC Announces US$3.0 Million Registered Direct Offering

18 May 2020 - Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce that it has entered into definitive binding agreements with institutional investors (the “Investors”) for the purchase in a registered direct offering (the “Offering”) of 1,818,182 of its American Depositary Shares (“ADSs”) (each ADS representing five of the Company’s ordinary shares (the “New Ordinary Shares”)) at a purchase price of US$1.65 per ADS (equivalent to £0.27 per New Ordinary Share), for aggregate gross proceeds of US$3.0 million (£2.5 million). Additionally, in a concurrent private placement, the Company has agreed to issue to the Investors unregistered warrants to purchase up to an aggregate of 1,818,182 ADSs. The Offering is expected to close on or about May 20, 2020, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the Offering.

The warrants have an exercise price of US$2.05 per ADS (equivalent to £0.34per New Ordinary Share), will be exercisable on the issuance date, and will expire five years and one-half years from the issuance date.

The ADSs described above (but not the warrants or the ADSs underlying the warrants) are being offered pursuant to a shelf registration statement (File No. 333-233901), which became effective on October 21, 2019. The ADSs may be offered only by means of a prospectus supplement that forms a part of the effective registration statement. A prospectus supplement and the accompanying prospectus relating to the Offering will be filed with the SEC. Electronic copies of the prospectus supplement and the accompanying prospectus may be obtained, when available, from the SEC’s website at http://www.sec.gov or from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by calling (646) 975-6996 or by emailing placements@hcwco.com.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and, along with the ADSs issuable upon their exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

Concurrently with the U.S. offering, the Company entered into definitive binding agreements with certain investors in the United Kingdom for the placing (the “Placing”) of 6,666,666 units (“Units”), with each Unit comprising one ordinary share and one warrant exercisable for one ordinary share, at an issue price of £0.27 per Unit, for aggregate gross proceeds of £1.8 million, the details of which are to be set out in an announcement released by the Company today. The exercise price of the warrants issued in the Placing is £0.34 per share. The Units and the securities underlying the Units are being offered only outside the United States in reliance upon Regulation S under the Securities Act of 1933, as amended (the “Act”), in an offshore transaction.

Application will be made for admission of the 15,757,576 new ordinary shares to be issued in the Offering and the Placing for trading on the AIM, which is anticipated to occur at 8:00 on May 22, 2020. The new ordinary shares will rank pari passu with the existing ordinary shares of the Company.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exchange rate

Unless otherwise specified, this announcement contains certain translations of US Dollar into amounts in Pounds Sterling based on the exchange rate of £1.00 = $1.2199.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)
Joseph Green/ Laine Yonker
Tel: (646) 653-7030/ 7035
jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.

•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech’s headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the size and the expected closing of the Offering and the Placing.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.